FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 27, 2004

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu
91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista Second Quarter Financial Results for the period ending December 31, 2003

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy
Investor Relations Manager +33 (0)1 64 86 79 00 kdarcy@infovista.com
- or -
Presentation materials are also available on our website: www.infovista.com		Noah Schwartz Taylor Rafferty (London) +44 (0)20 7936 0400 infovista@taylor-rafferty.co.uk - or - Delia Cannan Taylor Rafferty (New York) +1 212 889 4350 infovista@taylor-rafferty.com

INFOVISTA ANNOUNCES ROBUST Q2 FY2003/2004 RESULTS

18% Sequential Revenue Growth, License Revenues Up 52% QoQ,

EBITDA Near Break Even

Paris, France and Herndon, Virginia – January 27, 2004 – InfoVista (NASDAQ:  IVTA – Nouveau Marché: FR0004031649), the leading provider of intelligent performance management software solutions, today announced a strong set of financial results for the second quarter ended December 31, 2003.  Total revenues for the second quarter increased to €6.9 million, representing growth of 18% over the previous quarter and 5% over the same period last year.  On a constant exchange rate basis, total revenues would have increased by 20% sequentially and 12% over the comparable  quarter last year.  InfoVista’s EBITDA was close to break even for the quarter, standing at -€0.2 million.

Commenting on the quarter, Alain Tingaud, Chairman and CEO of InfoVista, said:

“I am glad to announce strong revenue gains for the second quarter, as well as InfoVista’s best ever quarterly bottom-line performance.  After a difficult period in the last few quarters, our Renaissance Plan initiatives are starting to show improvements in the level of sales execution.  Despite a very competitive environment, we are gaining new customers in every geographic region and across all of our vertical markets.  We have also displaced key competitors in several highly strategic accounts.”

Mr. Tingaud continued, “InfoVista heads into CY 2004 stronger than ever.  Our software solutions for Intelligent Performance Management are becoming the de facto standard in the Service Provider market and we are starting to see a strong level of acceptance for our solutions in the Enterprise market.

“Despite traditional third quarter seasonality, and the significant impact of a weakened US Dollar, I am very confident that our strong momentum will continue in the third quarter and beyond.  We have already seen a number of large orders come through early in January.  We are thus establishing revenue guidance for the third quarter of 8% to 10% sequential growth.”

-more-

Financial Highlights

•                  EBITDA was -€0.2 million

•                  Adjusted net loss was €0.5 million, and net loss was €0.6 million, or €0.03 and €0.03 per share respectively

•                  Gross margin improved markedly to 76%

•                  DSO stood at 85 days

•                  Cash and marketable securities stood at €36.7 million, or €2.03 per outstanding share as a result of the payment for restructuring charges incurred in the first quarter

•                  As of December 31, 2003, the Company’s balance sheet remained completely debt-free

•                  As of December 31, 2003, the Company had a total of 18,089,808 shares outstanding

Key Revenue Drivers

•                  New customers during the quarter also included:

•                  Americas: Sungard and Exenet

•                  Europe: Vodafone, Slovak Telecom, Cyprus Telecom

•                  Returning customers, such as Cable & Wireless, SingTel, Wind Telecom, and BNP Paribas contributed 69% of total revenues during the second quarter

•                  Service Providers contributed 65% to the second quarter revenue. Key deals in this market include Vodafone, Deutsche Telekom and infonet. Enterprises contributed 35% to revenue for the quarter, including such customers as Banco Santander and Aventis

•                  Europe, the Americas and Asia-Pacific contributed 60%, 32% and 8% of total revenues, respectively. European revenues for the second quarter were €4.1 million, representing an impressive sequential growth of 47%. Americas revenues grew by 6% sequentially, and by 25% over the second quarter of the previous fiscal year, on a constant exchange rate basis

•                  Software Licenses produced 57% of total revenues, while Service produced 43% of total revenues

•                  Direct channels, including revenues from referral partners, contributed 56% to total revenues, while indirect channels contributed the remaining 44%

Positive Outlook for the future

Looking toward the remainder of the fiscal year, Mr. Tingaud commented, “18 months ago, we launched our three-year strategic Renaissance Plan, to restore revenue growth and achieve profitability.  We are now in the middle of this plan, and I’m proud to report that all of the five initiatives that we’ve put in place have been successfully completed:

1-              our reorganized sales forces around a solution-oriented strategy are already achieving strong performances;

2-              the indirect strategy has led us to select quality local and global partners who in turn have increased our indirect contributions;

3-              significant investment in both our research & development and carrying out technological acquisitions has further strengthened our market-leading product and service offering;

4-              our strategy to penetrate the Enterprise arena is on track, as reflected in our results;

5-              finally, over the past year, we have been able to consistently reduce our break even point, and with EBITDA nearing break even, we are moving ever closer to our strategic objective.

In conclusion, Mr. Tingaud stated, “The diligent execution of our Renaissance Plan, coupled with the positive trends we see in telecom spending and the growing appetite for our software solutions in the Enterprise arena, positions us for continued strong growth during the remainder of this fiscal year.”

Conference Call

InfoVista will host a conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing + 44 (0)20 7984 7582 in the UK/Europe, or +1 718 354 1158 in North America. A replay of the teleconference will be available shortly after the end of the conference call for one week at the following numbers: UK/Europe: +44 (0)20 7784 1024, North America: +1 718 354 1112, Passcode: 261438#. The company will also host a SFAF (Société Française des Analystes Financiers) meeting today in Paris in French at 10:00 a.m. (Continental Europe).

About InfoVista

InfoVista helps organizations maximize the business value of their IT services. We extract, organize, and present information that enables decision makers at every level to continuously align IT services with business priorities. Our fully personalized and interactive portal provides visibility into real-time and historical information essential to optimize the service experience for end-users. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, have selected InfoVista to maximize the value of their Information Technology infrastructure. Representative customers include Cable & Wireless, Cingular, Deutsche Telekom, SingTel, British Telecom, France Télécom, Wachovia Bank, Banques Populaires, Banque de France, Shell and BASF. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (FR0004031649). InfoVista was recently ranked number one in the Deloitte & Touche Technology Fast 50 Program in France, and received a special award from Euronext as the number one ranked public company. For more information about the company, please visit www.infovista.com

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies.  For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Commission des Opérations de Bourse.  Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista, S.A.

#  #  #

(Tables to follow)

INFOVISTA

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the six months ended December 31,		For the three months ended December 31,
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
License revenues	€6,492	€7,105	€3,919	€3,540
Service revenues	6,264	5,996	2,979	3,055
Total revenues	12,756	13,101	6,898	6,595

Cost of revenues
Costs of licenses	447	539	257	200
Costs of services	2,934	3 189	1,396	1,615
Total cost of revenues	3,381	3,728	1,653	1,815

Gross profit	9,375	9,373	5,245	4,780

Operating expenses
Sales and marketing expenses	6,679	8,355	3,325	4,085
Research and development expenses	2,895	3,315	1,478	1,536
General and administrative expenses	2,137	2,787	1,073	1,388

Stock compensation expense	—	34	—	17
Restructuring costs	2,496	1,590	—	787
Amortization of intangible assets	190	190	95	95
Total operating expenses	14,397	16,271	5,971	7,908

Operating loss	(5,022)	(6,898)	(726)	(3,128)

Other income (expense):
Interest income	351	720	169	337
Net foreign currency transaction losses	(133)	(84)	(35)	(72)
Loss on disposal and impairment of fixed assets	(494)	(96)	(5)	(24)

Loss before income taxes	(5,298)	(6,358)	(597)	(2,887)

Income tax (expense) benefit	(37)	50	(15)	55
Net loss	€(5,335)	€(6,308)	€(612)	€(2,832)

Adjusted net loss	€(2,022)	€(4,314)	€(477)	€(1,837)

Basic and diluted net loss per share	€(0.30)	€(0.33)	€(0.03)	€(0.15)

Adjusted basic and diluted net loss per share	€(0.11)	€(0.22)	€(0.03)	€(0.10)

Basic and diluted weighted average shares outstanding	18,047,952	19,368,904	18,057,585	19,003,241

INFOVISTA

RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS

(In thousands, except for share and per share data)

The Company provides adjusted net loss and adjusted net loss per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of Americas (US GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.

	For the six months ended December 31,		For the three months ended December 31,
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net loss	€(5,335)	€(6,308)	€(612)	€(2,832)

As adjusted net loss is exclusive of the following charges:
Stock compensation expense	€—	€(34)	€—	€(17)
Restructuring costs	(2,496)	(1,590)	—	(787)
Amortization of intangible assets	(190)	(190)	(95)	(95)
Net foreign currency transaction losses	(133)	(84)	(35)	(72)
Loss on disposal of fixed assets	(494)	(96)	(5)	(24)

Adjusted net loss	€(2,022)	€(4,314)	€(477)	€(1,837)

INFOVISTA

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31,2003	June 30, 2003
	(unaudited)
ASSETS

Cash and cash equivalents	€30,798	€37,900
Marketable equitable securities	5,867	5,850
Trade receivables, net of allowance of € 554 and € 460, respectively	6,477	5,259
Prepaid expenses and other current assets	1,575	2,616
Total current assets	44,717	51,625

Fixed assets, net	2,587	3,549
Licensed technology and advances, net	965	1,086
Investment in affiliate	1,027	937
Deposits and other assets	1,337	1,236
Total non current assets	5,916	6,808

Total assets	€50,633	€58,433

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables	€2,344	€3,347
Accrued salaries and commissions	1,763	1,772
Accrued social security and other payroll taxes	751	680
Deferred revenue	3,212	4,294
Accrued VAT	701	1,042
Accrued restructuring charges	380	62
Other current liabilities	390	747
Total current liabilities	9,541	11,944

Other long term liabilities	58	71
Total non-current liabilities	58	71

Stockholders’ Equity
Common stock	10,166	10,153
Capital in excess of par value of stock	84,767	84,716
Accumulated deficit	(51,444)	(46,109)
Unrealized losses on available for sale securities	(134)	(150)
Cumulative translation adjustment	(1,313)	(1,138)
Less common stock in treasury	(1,008)	(1,054)
Total stockholders’ equity	41,034	46,418

Total liabilities and stockholders’ equity	€50,633	€58,433

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: January 27, 2004	By:	/s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer